UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Conifer Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20731J102

(CUSIP Number)

Conifer Holdings, Inc.

550 West Merrill Street, Suite 200

Birmingham, MI 48009

(248) 559-0840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20731J102	Page 2 of 7

(1)	Names of reporting persons James G. Petcoff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 3,889,746
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 3,403,425
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,403,425
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 31.8%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 20731J102	Page 3 of 7

(1)	Names of reporting persons Nicholas J. Petcoff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 287,314
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 287,314
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.4%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 20731J102	Page 4 of 7

(1)	Names of reporting persons Andrew Petcoff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of	(7)	Sole voting power 0
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 199,007
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 199,007
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.6%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 20731J102	Page 5 of 7

Item 1.Security and Issuer

This Schedule 13D is being filed with respect to shares of Common Stock issued by Conifer Holdings, Inc., whose principal executive offices are at 550 West Merrill Street, Suite 200, Birmingham, MI 48009.

Item 2.Identity and Background

(a)

James G. Petcoff; Nicholas J. Petcoff; Andrew Petcoff.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No.5 to Schedule 13D as Exhibit 9.2, pursuant to which the Reporting Persons have agreed to file this Amendment No. 5 to Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	The principal business address for James G. Petcoff, Nicholas J. Pectoff, and Andrew Petcoff is 550 West Merrill Street, Suite 200, Birmingham, MI 48009.

(c)	James G. Petcoff is the Executive Chairman and Co-Chief Executive Officer of Conifer Holdings, Inc.

Nicholas J. Petcoff is the Co-Chief Executive Officer and a Director of Conifer Holdings, Inc.

Andrew Petcoff is a Director of Conifer Holdings, Inc.

(d)	During the last five years, James G. Petcoff, Nicholas J. Petcoff, and Andrew Petcoff have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, James G. Petcoff, Nicholas J. Petcoff, and Andrew Petcoff have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, they were or they became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James G. Petcoff, Nicholas J. Petcoff, and Andrew Petcoff are citizens of the United States of America.

Item 3.Source and Amount of Funds or Other Considerations

James G. Petcoff and Nicholas J. Petcoff purchased $1,500,000.00 and $200,000.00 of the Issuer’s common stock at $2.00 per share on August 10, 2022, in a private placement transaction, respectively.

Item 4.Purpose of Transaction

(a)	The purchases of common stock by James G. Petcoff, and Nicholas J. Petcoff was part of an equity contribution to the Issuer, to increase the Issuer’s shareholders’ equity.

Item 5.Interest in Securities of the Issuer

(a)

As of the time of this filing, James G. Petcoff beneficially owns 3,889,746 shares of the Issuer’s Common Stock, or a 31.8% ownership interest of the Issuer’s Common Stock, including 0 shares that may be acquired within 60 days upon the exercise of options.

As of the time of this filing, Nicholas G. Petcoff owns 287,314 shares of the Issuer’s Common Stock, or a 2.4% ownership interest of the Issuer’s Common Stock, including 12,000 shares that may be acquired within 60 days upon the exercise of options.

As of the time of this filing, Nicholas G. Petcoff owns 199,007 shares of the Issuer’s Common Stock, or a 1.6% ownership interest of the Issuer’s Common Stock, including 12,000 shares that may be acquired within 60 days upon the exercise of options.

(b)

As of the time of this filing, James G. Petcoff has the sole power to vote or to direct the vote of 3,889,746 shares of the Issuer’s Common Stock, including 0 shares that may be acquired within 60 days upon the exercise of options.  James G. Petcoff has the sole power to dispose or to direct the disposition of 3,403,425 shares of the Issuer’s Common Stock.

SCHEDULE 13D

CUSIP No. 20731J102	Page 6 of 7

As of the time of this filing, Nicholas J. Petcoff has the sole power to vote or to direct the vote of 0 shares of the Issuer’s Common Stock, including 12,000 shares that may be acquired within 60 days upon the exercise of options.  Nicholas J. Petcoff has the sole power to dispose or to direct the disposition of 287,314 shares of the Issuer’s Common Stock.

As of the time of this filing, Andrew Petcoff has the sole power to vote or to direct the vote of 0 shares of the Issuer’s Common Stock, including 12,000 shares that may be acquired within 60 days upon the exercise of options.  Andrew Petcoff has the sole power to dispose or to direct the disposition of 199,007 shares of the Issuer’s Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 8, 2022, James G. Petcoff, Nicholas J. Petcoff, and Andrew Petcoff entered into a voting agreement.  These individuals are holders of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Securities Exchange Act of 1934, as amended) of certain shares of common stock (“Shares”) and options to purchase Shares of Conifer.  These individuals entered into the voting agreement, to permit James G. Petcoff to vote all of the Issuer’s shares owned by each of James G. Petcoff, Nicholas J. Petcoff and Andrew Petcoff.

Item 7.Material to be Filed as Exhibits

Exhibit Number	Exhibit Description

9.1	Voting Agreement dated August 8, 2022

9.2	Joint Filing Agreement dated August 12, 2022

SCHEDULE 13D

CUSIP No. 20731J102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022
Signature: /s/ James G. Petcoff
Name/Title: James G. Petcoff, Executive Chairman and Co-Chief Executive Officer

Date: August 12, 2022
Signature: /s/ Nicholas J. Petcoff
Name/Title: James G. Petcoff, Co-Chief Executive Officer and Director

Date: August 12, 2022
Signature: /s/ Andrew Petcoff
Name/Title: Andrew Petcoff, Director